2025 ANNUAL REPORT

Mediterranean is here to stay. It is becoming foundational to modern dining.” “ Fellow shareholders, While writing this letter, I visited several of our restaurants in Orlando, Florida, with our development team. During a stop at our Millenia location, a guest recognized our group as company leadership (our CAVA shirts and hats were a dead giveaway). Pablo, an airline pilot, came over to share his appreciation for our food and our brand. He told us that whether he was piloting a flight to San Diego, Houston, Charlotte, or back home in Orlando, he could count on CAVA for a flavorful, satisfying, healthful meal, served with genuine hospitality. Pablo could not have been more gracious in express- ing what the brand meant to him. As we celebrate our 15th anniversary, moments like that take me back to many similar encounters over the years. Moments that have grown more frequent as we’ve expanded across the country. Each one reinforces something that began as a hypothesis when we started this company: that Mediterranean cuisine would become the next large- scale cultural cuisine category. Today, our flavors and warm hospitality have made that hypothesis a thesis. In 2025, we delivered our first fiscal year surpassing $1B in revenue, growing more than 20% as the momentum of our category-defining brand continues to accelerate. BRETT SCHULMAN, CO-FOUNDER AND CEO

RESULTS THAT POWER OUR MOMENTUM 2025 was a year marked by many unexpected head- winds. Despite devastating wildfires in our Los Angeles market, an ever-shifting tariff landscape, the government shutdowns, and other geopolitical and macroeconomic uncertainties weighing on consumers, the underlying strength of our category-defining brand powered through, with revenue reaching $1.18 billion, up 22.4% from $964 million last year. We opened 72 Net New CAVA Restaurants, ending the year with 439 CAVA Restaurants across 28 states and Washington, D.C. Same-Restaurant Sales grew 4.0%, with two-year Same Restaurant Sales at an impressive 17.4%. AUVs reached $2.93 million and Adjusted EBITDA* grew 21.0% to $152.8 million with net income of $63.7 million and free cash flow of $26.1 million. Surpassing $1 billion in annual revenue in a full fiscal year demonstrates the strength of our long-term plan, the opportunity that lies in the Mediterranean category we have helped shape, and the massive white space ahead. Our 2025 new restaurant class is trending above $3 million in AUV. That performance reinforces our conviction that Mediterranean is here to stay. It is becoming foundational to modern dining. It’s also clear that the country is hungry for more CAVA. Communities are eager to welcome us in, and we are eager to welcome new communities to our table. At the same time, we remain disciplined operators. With many peers reverting to price discounting to counter waning traffic, we leaned into our long-term strategy of underpricing inflation and delivering real value, every day. In recent years, we have underpriced CPI by over 10% and raised less than half the price increases of the industry average. Still, CAVA Restaurant-Level Profit Margin for fiscal 2025 remained strong at 24.4% despite continued investment in team member wages, culinary innovation, and technology. We are building a model designed to endure economic cycles. Leadership is not defined by growth alone. It is not defined by hitting a quarterly number. It is defined by our differentiated competitive advantage, strategic focus, rigor at scale, and delivering sustainable results over the long-term. A RENEWED CRAVING FOR CONNECTION The Digital Revolution continues to evolve. Technology has made nearly every transaction faster and more efficient. I’ve mentioned in previous letters that we were on the precipice of a decade of data transformation. We are now squarely in the early stages of that transfor- mation as the development of generative AI technologies rapidly evolves. These technologies hold incredible promise and significant risks at the same time. Artificial intelligence promises even greater scale, productivity, and personalization. And yet, in parallel, we are seeing a real craving for genuine human connection. Research continues to highlight the loneliness epidemic and the erosion of shared experiences. Meals once enjoyed together are increasingly replaced by solitary consumption and digital interaction. In that context, restaurants have an opportunity to be more than trans- actional, becoming spaces where people gather and enjoy meaningful connections over a delicious meal. Mediterranean culture has always centered on that idea. Around the table. With generous and warm hospitality. That ethos has guided us for 15 years. Through Project Soul, we are intentionally designing restaurants that invite people to stay — natural light, warmer tones, softer seating, and spaces that feel more communal. These design decisions are driven by both aesthetics and purposeful impact. They are expressions of our belief that connection matters. At the same time, we are embracing the promise of technology thoughtfully. Our Connected Kitchen initiative expanded in 2025. Kitchen Display Systems (KDS), TurboChef ovens, and AI-enabled pilots are helping to strengthen operational efficiency, order accuracy, and order timeliness. But the purpose of these tools is not automation for its own sake. It is to remove operational friction enabling our team members to have more time to focus on hospitality and human connection. Brickell Miami, FL we are chasing. It is our foundation, and why you haven’t seen us reinventing the wheel in our menu to jump on the cultural shifts. We’ve been doing this all along and are encouraged to see the world coming our way. In 2025, we continued expanding our protein platform while staying true to our culinary DNA. Steak remains a strong contributor; our limited time chicken shawarma resonated meaningfully with guests as a lean protein showcasing a popular spice blend from the Levant; and we’re excited to bring our first seafood main item to the table this year with glazed salmon, rich in flavor and nutrients. Our ability to unite taste and health through bold, craveable flavors without our guests making compro- mises or sacrifices is proving that eating more healthful and feeling satisfied are not mutually exclusive. As secular trends around health accelerate, we believe Mediterranean will only grow in cultural relevance, and we see the runway ahead continuing to extend. To leverage these burgeoning trends and to deliver on our long-term plan and vision, our four strategic pillars remain a critical focus. 1. Expanding our Mediterranean Way in Communities Across the Country With 439 CAVA Restaurants at year-end and our next milestone of at least 1,000 by 2032, we are capturing whitespace thoughtfully. Each opening is more than just a new location; it’s a new community where we’re able to form meaningful connections and share delicious meals. And those communities are not just in one particular region. They’re across the country — in cities, suburbs, and small towns. We’re excited to continue growing our presence and bringing CAVA to even more guests. Another way we are expanding our presence is through our nascent catering channel, currently in the market test stage of our stage-gate innovation process. We are excited about the potential growth of this channel, but mindful of the operational impacts it can have on existing channels if not architected appropriately. We will continue to expand our market tests this year as we learn and refine our go-to-market strategy to fully and sustainably capture the opportunity that lies ahead. 2. Deepen Personal Relationships with our Guests, Even as We Scale Growth without meaningful connection is hollow. In a world where technology can often disintermediate relationships, we are using it to enhance how we connect with our guests. Our loyalty ecosystem continues to evolve, strengthening 1:1 relationships Digital and physical are not opposing forces for us. They are complementary. Our Digital Revenue Mix reached 37.9% in fiscal 2025, yet our dining rooms remain vibrant, and our physical channels continue to significantly grow. We’re continuing to show up for our guests however and wherever they’d like to share a meal with us. THE WORLD IS COMING OUR WAY Alongside the rising yearning for human connection, consumers are rethinking how they eat, with a massive global shift toward health and wellness. For nine years running, the Mediterranean diet has been ranked the #1 diet in the world. That recognition reflects a stronger shift toward balance, nutrition, and longevity. Protein-forward eating continues to gain momentum. Fiber and whole foods are increasingly prioritized. The rise of GLP-1 medications is reshaping how many con- sumers think about portion size and satiety, reinforcing a focus on quality over quantity. Mediterranean cuisine has embodied these principles for centuries. Our menu — centered on grilled proteins, legumes, greens, olive oil, and vibrant toppings and spices — fulfills a broad range of dietary preferences with over 17.4 billion possible combinations. We’ve always been and always will be about cooking real food that our guests can feel good about eating. This is not a trend Chicken Shawarma across physical and digital channels. Digital Revenue Mix grew, yet our focus remains consistent: technology should enhance the human experience, not replace it. Whether a guest orders digitally, dines in, or caters a gathering, the experience should feel seamless, intentional, and unmistakably CAVA. Our revamped CAVA Rewards program is deepening engagement, utilizing a variety of ways to influence guests without relying on price discounting, and creating more enduring long‑term relationships. In Q4, we introduced the Sun, Sand, and Sea status levels, giving guests even more ways to get rewarded. We recently launched our invite‑only Oasis tier for our most loyal fans. This strategic loyalty platform amplifies every initiative we bring to market — from menu innovation to new restaurant openings. In a world where communication channels are increasingly fragmented, having our first-party audience, with direct lines of communication, is a key component in building long-term, sustainable relationships with our guests. 3. Run Great Restaurants, Every Location, Every Shift As co-founders who grew up working in restaurants, we know that you can’t market your way out of bad operations. Operational excellence has been core to our founding, and underpins everything we do, to provide a warm, welcoming, and joyful guest experience. Through initiatives like Connected Kitchen, or investments in labor, training, and equipment, we are constantly working to make our restaurants easier to run. This helps us improve efficiency and consistency while freeing our teams to focus on guests. This is at the foundation of driving long-term, sustainable traffic growth. We are also thrilled to have welcomed Doug Thompson to CAVA as our new Chief Operations Officer to help continue elevating operational excellence in our next phase of growth. Doug is a veteran in the industry, spending over two decades at Texas Road- house, where he served as COO and VP of Operations. Doug is well known as a people-first leader recognized for building and developing high-performing teams and cultivating the next generation of talent. Doug will play a pivotal role in elevating and growing leaders at CAVA to help run great restaurants, ensuring our guests have a warm, welcoming experience each time they visit CAVA. Running great restaurants is a daily commitment to quality and care, and welcoming everyone to our table has been a grounding force at CAVA from the beginning. We are more committed than ever to ensuring our teams deliver the warm and welcoming hospitality the Mediterranean is known for. 4. Operating as a High-Performing Team Earlier, I spoke of being squarely in the early stages of a decade of data transformation. It is a rapidly- evolving and shifting landscape. One that presents many challenges and opportunities. To ensure that we harness the power of the opportunities of generative AI and modern data technologies, while staying prudent stewards of capital, we have invested in a new data foundation delivering a single source of truth to unlock the power of these emergent technolo- gies. Beyond automating many menial and manual tasks, we see tremendous potential in leveraging the power of data in four territories: restaurant operational efficiency, personalized marketing and hospitality, business intelligence, and organizational productivity. Our team worked over the past 18 months to build and deploy this new environment, and we are excited to begin reaping the benefits of this new foundation in 2026. Ultimately, though, bringing heart, health, and humanity to food begins with our people. From the beginning, my co-founders and I believed CAVA should not simply provide jobs but build lasting careers. That belief was shaped by our own experiences in hospitality and by understanding that great guest experiences start with empowered team members. Detroit, MI

In 2025, we launched Flavor Your Future, a holistic talent platform designed to attract, develop, and retain the next generation of CAVA leaders. This initiative formalizes what has always been part of our culture: clear pathways for growth, leadership devel- opment, and long-term career opportunities. Flavor Your Future strengthens our pipeline of role-ready leaders and reinforces our commitment to building a workplace grounded in generosity, accountability, and collective ambition. As of year-end, we employed nearly 13,500 team members across restaurants, manufacturing, and our Collaboration Center Organization which includes Washington D.C., Plano, and New York offices. In our restaurants, we are committed to promoting from within and developing leaders. We have put new measures into place to encourage leadership develop- ment at the restaurant level. We have rolled out a new role, Assistant General Manager, to provide stronger leadership across all shifts, and allow us to build a more robust talent pipeline to run great restaurants as we scale. And we’re also finding new ways to invest in our team members through benefits like General Manager equity grants — because industry leadership begins with people, and our growth is a direct result of our team’s growth. THE FUTURE WE’RE BUILDING As we enter 2026, while the fluidity of the macroeco- nomic and geopolitical environments remain in increasing flux, our commitment remains steadfast: bringing heart by investing intentionally in our teams and communi- ties, bringing health by delivering bold flavor without compromise, and bringing humanity by creating spaces where everyone feels welcome at our table while giving back to the communities that give so much to us. We will continue expanding our Mediterranean Way with discipline, innovating within a health-forward culinary framework, investing in technology that strengthens operations and our hospitality ethos, and building careers, not just jobs. We believe our differentiated cuisine, powerful economic model, increasing scale, and robust balance sheet position us not only to be unwavering in our long-term strategy but to be opportunistic in times of volatility when others may need to pull back. Times of volatility that have become more frequent in recent years. Becoming an industry-leading brand is not about scale alone. It is about delivering quality, relevance, convenience, and experience at scale with the resilience and durability to do it for the long-term. To our team members, thank you for bringing our mission to life every day. To our shareholders, thank you for your trust and belief in what we are building. To our guests, thank you for allowing us to continue welcoming you to our table and share meals with you. Together, we are defining a category — and building something enduring. With gratitude, Brett Schulman Co-Founder, Chief Executive Officer, and President *See reconciliations of Adjusted EBITDA and free cash flow to their most directly comparable GAAP measures (net income and net cash provided by operating activities, respectively, the latter of which was $184.4 million) in our Q4 2025 earnings press release, available at investor.cava.com/news. For defined terms, see “Glossary” on page 5 of our Annual Report on Form 10-K attached hereto (the "Annual Report"). This letter includes forward-looking statements, including related to our near- term strategic plan. See "Cautionary Statement Concerning Forward-Looking Statements" on page 3 of the Annual Report. Plantation, FL

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RONALD SHAICH Managing Partner and Chief Executive Officer of Act III Holdings, LLC Founder and Former Chief Executive Officer of Panera Bread Company PHILIPPE AMOUYAL Managing Director of The Invus Group, LLC Former Vice President and Director of The Boston Consulting Group DAVID BOSSERMAN Senior Advisor to SWaN & Legend Advisors, LLC Former Chief Financial Officer and Chief Operating Officer of NEW Asurion Corporation BRETT SCHULMAN Co-Founder, Chief Executive Officer, and President TED XENOHRISTOS Co-Founder and Chief Concept Officer KELLY COSTANZA Chief People Officer BETH MCCORMICK Chief Technology Officer CHRIS PENNY Chief Manufacturing Officer TRICIA TOLIVAR Chief Financial Officer DOUG THOMPSON Chief Operations Officer JEFF GAUL Chief Development Officer STOCK EXCHANGE CAVA Group, Inc. is listed on the New York Stock Exchange under the symbol CAVA. REGISTRAR AND TRANSFER AGENT Broadridge Corporate Issuer Solutions P.O. Box 1342 Brentwood, NY 11717-0718 BENJAMIN FELT Managing Director of The Invus Group, LLC Former Management Consultant with The Boston Consulting Group KAREN KOCHEVAR Former Partner and Chief Financial Officer of Union Square Hospitality Group Trustee of the Brown Brothers Harriman U.S. Mutual Fund Complex LAURI SHANAHAN Principal of Maroon Peak Advisors Former Chief Administrative Officer, Chief Legal Officer and Corporate Secretary of Gap, Inc. Board of Directors Executive Management JAMES D. WHITE Former Chief Executive Officer of Jamba, Inc. Former Senior Vice President and General Manager of Consumer Brands at Safeway TED XENOHRISTOS Co-Founder and Chief Concept Officer of CAVA Group, Inc. BRETT SCHULMAN Co-Founder, Chief Executive Officer, and President of CAVA Group, Inc. Former Partner and Chief Operating Officer at Snikiddy Snacks INVESTOR RELATIONS CAVA Group, Inc. 14 Ridge Square NW, Suite 500 Washington, D.C. 20016 Attn: Matt Milanovich 202-984-2558 investor.relations@cava.com A copy of CAVA Group, Inc.’s annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any stockholder upon written request to the Investor Relations address. Other Information about CAVA Group, Inc. is also available on the Internet at: https://investor.cava.com/overview/